Exhibit 99.1

Recon Technology Enters into Memorandum of Understanding to Acquire Beijing Originwater Purification Engineering

BEIJING, June 23, 2020 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") today announced it has entered into a memorandum of understanding (the "MOU") with Beijing Originwater Purification Engineering Technology Co. Ltd ("Originwater Purification Engineering"), a PRC private company focusing on water purification industry in China. Pursuant to the MOU dated June 22, 2020, the Company will explore the purchase of up to 100% of the equity interest or assets of Originwater Purification Engineering from the current shareholders at a price to be agreed upon by the Parties. The purchase price will be based on the assessed value of Originwater Purification Engineering as determined by an independent third-party evaluation firm and will be paid in cash and the Company's restricted ordinary shares.

Because the Company's Chief Technology Officer and director Guangqiang Chen is a significant shareholder of Originwater Purification Engineering, the Board of Directors of the Company has established a special committee consisting solely of independent, disinterested directors to evaluate the MOU and transaction. All interested directors have recused themselves from Board participation in the transaction, and the transaction is being evaluated as a related party transaction. The terms and conditions of a definitive agreement are currently being negotiated between the two parties. Further details will be disclosed upon completion of the definitive agreement.

About Recon Technology, Ltd.
Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn [recon.cn].

About Beijing Originwater Purification Engineering Technology Co. Ltd
Founded in 2016 by 20% shareholder Beijing OriginWater Technology Co. Ltd. (300070.SZ), Beijing Originwater Purification Engineering Technology Co. Ltd is a one-stop solution provider that has dedicated itself to resolving China's three main water issues: water pollution, water shortage and drinking water insecurity. Originwater Purification Engineering is a high-tech company with a complete water treatment industry chain background, specialized in design of water treatment process, equipment production and water treatment project construction and operation management.

Cautionary Statements

Statements made in this release with respect to Recon's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Recon. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "intend," "seek," "may," "might," "could" or "should," and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions, judgments and beliefs in light of the information currently available to it. Recon cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, the timing of the development of future products, projections of revenue, earnings, capital structure and other financial items, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR Contact:

Liu Jia, Chief Financial Officer
Recon Technology, Ltd.
Tel: +86-10-8494-5799
Email: info@recon.cn